UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42277

Global Engine Group Holding Limited

(Translation of registrant’s name into English)

Room C, 19/F, World Tech Centre,

95 How Ming Street, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on February 3, 2026 (Registration No. 333-293151) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Strategic Collaboration Agreement

On July 15, 2026, Global Engine Group Holding Limited (the “Company”) entered into a Strategic Collaboration Agreement (the “Agreement”) with Angkasa-X Holdings Corp. (“Angkasa-X”) to deploy a "Space-to-AI" digital infrastructure platform in Sarawak, Malaysia, following the previously announced non-binding memorandum of understanding between the Company and Angkasa-X, dated May 6, 2026, to explore developing a fully integrated “Space-to-AI” digital infrastructure platform, as reported on the Company’s Form 6-K furnished to the Securities and Exchange Commission on May 6, 2026.

The Company issued a press release on this development on August 11, 2026, a copy of which is attached hereto as Exhibit 99.1.

The information in this Form 6-K, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly stated by specific reference in such filing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2026	Global Engine Group Holding Limited

	By:	/s/ Andrew, LEE Yat Lung
Andrew, LEE Yat Lung
Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated August 11, 2026

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